ALLEN & OVERY

                                         ALLEN & OVERY LLP
                                         Level 32  40 Bank Street  Canary Wharf
Mr. Max A. Webb                          London   E14 5DU  United Kingdom
Division of Corporation Finance
Securities and Exchange Commission       Tel               +44 (0)20 3088 0000
100 F Street NE                          Fax               +44 (0)20 3088 0088
Washington, D.C. 20549                   Direct            +44 (0)20 3088 2808
                                         Mobile            +44 (0)78 7644 4908
                                         Personal fax      +44 (0)20 3088 0088
                                         christopher.bernard@allenovery.com

Our ref    12262-02377 ICM:4145533.1

March 7, 2007

RE: SEC COMMENTS ON HOLMES FUNDING LIMITED AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-3 FILED FEBRUARY 21, 2007, FILE NO. 333-139944

Dear Mr. Webb:

We write in response to your letter of March 1, 2007, which contained comments on the amendment no. 1 to the registration statement on Form S-3/A that was filed February 21, 2007. On behalf of Abbey National plc (ABBEY), sponsor of the Holmes Residential Mortgage-Backed Note Issuance Programme (the HOLMES PROGRAMME), we submit this response along with an amendment no. 2 to the registration statement on Form S-3, including revised drafts of the base prospectus and form of prospectus supplement.

To expedite review, we have marked each amended document to show changes from the last submission. In addition, the responses below follow the numbering of your comments and all page numbers refer to the pagination of the revised base prospectus (the BASE PROSPECTUS) and form of prospectus supplement (the PROSPECTUS SUPPLEMENT).

1. We have revised the delinquency and loss table to include disclosure of delinquency and loss information as of the relevant measurement date. Please refer to page S-37 in the prospectus supplement.

2. We have revised references to the notes to indicate that they may be referred to as "callable." Please refer to pages S-1 and S-6 in the prospectus supplement.

3. We have revised footnote (8) to the structural diagram so that it refers specifically to 2a-7 swap transactions. Please refer to page 13 in the prospectus.

4. We have deleted reference to "similar arrangements" in the prospectus (at page 20) and the prospectus supplement (at page S-17).



Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AO.

Allen & Overy LLP or an affiliated undertaking has an office in each of:
Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.


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5.   We have revised the language at page 92 of the prospectus to clarify that the Abbey SVR is determined by the terms set forth in its 2002 mortgage conditions, 2004 mortgage conditions and 2006 mortgage conditions.

We again thank you for your quick and helpful review of the registration statement. As discussed, Abbey hopes to request acceleration of the effective date of the registration statement as soon as possible. Should you require any clarification or have any questions relating to these responses, please call the undersigned at +44 (0)20 3088 2808, Carlos Cabrera at +44 (0)20 3088 2907 or
Robert Schwartz at +44 (0)20 3088 4313.

Yours sincerely




CHRISTOPHER BERNARD
Partner

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Copy       Chris Fielding
           Abbey National plc
           2 Triton Square
           Regent's Place
           London NW1 3AN
           United Kingdom